SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(D)


                                     OF THE


                         SECURITIES EXCHANGE ACT OF 1934



                     FOR THE FISCAL YEAR ENDED JUNE 30, 2000



                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
                  ---------------------------------------------
                            (FULL TITLE OF THE PLAN)


                                   AGWAY INC.
           ----------------------------------------------------------
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)



                               333 BUTTERNUT DRIVE
                             DEWITT, NEW YORK 13214
  -----------------------------------------------------------------
       (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE PLAN AND THE ISSUER
                               OF THE SECURITIES)

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                     Report on Audited Financial Statements

                        for the year ended June 30, 2000
                 ----------------------------------------------

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                             JUNE 30, 2000 AND 1999
                 ------------------------------------------------



                                      INDEX
                                      -----


Report of Independent Accountants................................................   F-2


Financial Statements:

           Statements of Net Assets Available for Benefits
                     as of June 30, 2000 and 1999................................   F-3

           Statements of Changes in Net Assets Available for Benefits
                     for the years ended June 30, 2000 and 1999..................   F-4

           Notes to Financial Statements.........................................   F-5 to F-16


Supplemental Schedules (Form 5500 information):

           Schedule H, Form IV, Line (i).  Schedule of Assets Held
                     for Investment Purposes as of June 30, 2000.................   S-1.1 and S-1.2

           Schedule H, Form IV, Line (j).  Schedule of Reportable Transactions
                     for the year ended June 30, 2000............................   S-2.1



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Employee Benefit Plans
     Administration Committee,
     Agway, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AGWAY INC. EMPLOYEES' THRIFT INVESTMENT PLAN (the "Plan") at June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are additional information required by the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLC
------------------------------
Syracuse, New York
December 15, 2000

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             June 30, 2000 and 1999
                                   -----------

                             (Thousands of Dollars)

                     ASSETS
                                                                  2000                1999
                                                            --------------      ------------
BGI U.S. Equity Market Fund                                 $       84,311      $     79,991

Agway, Inc., Preferred Securities                                   20,399            23,099

Agway Financial Corporation, Subordinated
           Money Market Certificates                                30,006            26,795

Agway Financial Corporation, Subordinated
           Debentures                                                    0             1,580

BGI Government/Corporate Bond Index Fund                             2,735             3,409

Collective Cash Investment Funds                                     3,905             3,065

Loans to participants                                                1,842             1,322
                                                            --------------      ------------

           TOTAL INVESTMENTS                                       143,198           139,261

Cash - Clearing Account                                                343                 0

Accrued income                                                       2,030             2,092

Contributions receivable, employer                                   1,049             1,005
                                                            --------------      ------------

           TOTAL ASSETS                                            146,620           142,358

Accrued Liabilities                                                    131               183
                                                            --------------      ------------

           TOTAL LIABILITIES                                           131               183
                                                            --------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                           $      146,489      $    142,175
                                                            ==============      ============

    The accompanying notes are an integral part of the financial statements.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   for the years ended June 30, 2000 and 1999
                                   -----------

                             (Thousands of Dollars)


                                                                           2000               1999
                                                                      -------------       ------------
Net appreciation of interest in common collective trust funds         $       8,293       $     13,573
Interest income                                                               2,840              2,555
Dividend income                                                               1,750              1,874
                                                                      -------------       ------------
           Total investment income                                           12,883             18,002
                                                                      -------------       ------------


Contributions:
    Participants                                                              7,930              9,371
    Agway, Inc.                                                               1,575              1,498
                                                                      -------------       ------------
           Total contributions                                                9,505             10,869
                                                                      -------------       ------------
           Total additions                                                   22,388             28,871
                                                                      -------------       ------------

Deductions:
    Benefit payments to participants                                         17,464             16,293
    Trustee fees, administrative and other expenses                             610                481
                                                                      -------------       ------------
           Total deductions                                                  18,074             16,774
                                                                      -------------       ------------
           Net additions                                                      4,314             12,097
Net assets available for benefits:
           Beginning of year                                                142,175            130,078
                                                                      -------------       ------------

Net assets available for benefits:
           End of year                                                $     146,489       $    142,175
                                                                      =============       ============











    The accompanying notes are an integral part of the financial statements.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.         DESCRIPTION OF THE PLAN
           The following brief description of the Agway, Inc. Employees' Thrift Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information of benefits provided under the Plan.

           General
           The Plan is a defined contribution plan covering substantially all full-time employees of Agway, Inc. (the "Sponsor" or "Company") and part-time employees who have reached their first anniversary date (as defined in the Plan) and worked 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

           Contributions
           Participants may elect to contribute "regular investments" of 1% to 6% of annual compensation (as defined in the Plan). These investments can be made on a "pre-tax" basis, an "after-tax" basis or a combination thereof, subject to Internal Revenue Service ("IRS") limitations. Pre-tax regular investments are designed to take advantage of Section 401(k) of the Internal Revenue Code ("IRC") and are contributed to the Plan before being subject to federal income tax and, in most cases, state income tax. After-tax regular investments are contributed to the Plan after being subject to federal and state income taxes.

           Participants may invest an additional 1% to 9% of annual compensation (as defined in the Plan) as "additional investments" on a pre-tax basis (subject to IRS limitations) if the participant contributes the maximum 6% of regular investments. Amounts exceeding the annual pre-tax contribution limit established by the IRS are made on an after-tax basis based on the election of the participant.

           Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

           The Sponsor shall contribute an amount equal to at least 10%, but not more than 50%, of each participant's regular investment to the Plan not to exceed 6% of the participant compensation. All employer contributions are invested in the Company Security Fund. The discretionary percentage of Sponsor contributions above 10% for each year of operation of the Plan shall be determined by the Board of Directors of the Sponsor. The Sponsor's contribution will be made each pay period at a rate of 10% of the participant's regular investment. Any amount of the Sponsor's contribution greater than 10% of the participant's regular investment as determined by the Board of Directors will be paid not later than the time prescribed by law for filing the Sponsor's federal income tax return for the applicable taxable year, including extensions for such filing.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.         DESCRIPTION OF THE PLAN (CONTINUED)

           Participant Accounts
           Each participant's account is credited with the participant's contributions and allocations of (a) the Sponsor's contributions, (b) plan earnings, and (c) administrative expenses. Allocation of plan earnings is done on a daily basis and is based on each fund's daily earning percentage (fund earnings divided by fund market value) times the participant's accumulated investments and earnings to date in the fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting
           Participants vest immediately in their contributions plus actual earnings thereon and the Sponsor contributions and earnings thereon.

           Investment Options
           The Plan provides for the following separate investment fund choices to participants: the Stock Fund, Company Security Fund, Bond Fund and Cash Fund. All participant contributions and earnings thereon are participant-directed. Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments in any of the four funds. A participant may change investment options or elect to transfer employee contributions on a daily basis. Sponsor contributions and earnings thereon may not be transferred from the Company Security Fund to other investment funds. As of June 30, 2000, there were 4,444 employees and former employees participating in this Plan. The number of participants under each investment fund at June 30, 2000, is as follows:

                Stock Fund                3,648     Bond Fund   717
                Company Security Fund     4,420     Cash Fund   450

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.         DESCRIPTION OF THE PLAN (CONTINUED)

           Investment Options (continued)

           Stock Fund
           The Stock Fund, including earnings thereon, shall be invested in any common stock(s), common stock fund(s), or any security convertible into common stock as the Sponsor's Employee Benefit Plans Investment Committee ("EBPIC") may deem advisable from time to time, but which shall not include shares of stock or other securities of the Sponsor or any of its subsidiaries or affiliates. The investment manager will make purchases of such securities in the open market at prices prevailing in such market on the day of purchase. Short-term obligations of the U.S. Government or other investments of a short-term nature may be purchased and held pending the selection and purchase of suitable securities. Substantially all of the Stock Fund investments were in the "Barclays Global Investors, N.A. ("BGI") U.S. Equity Market Fund" at June 30, 2000 and 1999, which is a common collective trust fund. As there is no market quotation available, the fair value of the Stock Fund investments is based on the unit market value established by the investment manager. This unit value is calculated by dividing the net assets of the applicable Market Fund, stated at quoted market values, by the units outstanding.

           Company Security Fund
           It is explicitly provided and intended that the Company Security Fund be invested in qualified Agway, Inc. securities. These qualified Agway, Inc. securities include cumulative preferred stock and Agway Financial Corporation ("AFC") subordinated money market certificates and debentures. However, if at any time when the Trustee has funds available for such investment and such prescribed securities are not available for purchase from the Sponsor, the Trustee is authorized to hold such funds in an interest bearing account, or to invest such funds in one or more securities of other corporations, as instructed by EBPIC, which are comparable to the prescribed securities of the Sponsor. Securities of Agway, Inc. and AFC will be purchased from the Sponsor at par value or principal amount, since the market value of such securities is maintained as such by the Sponsor as a result of its practice of repurchasing outstanding securities at par whenever holders thereof elect to tender them for redemption prior to maturity. The Company is under no obligation to repurchase such debt when so presented and may stop or suspend this repurchase practice at any time.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.         DESCRIPTION OF THE PLAN (CONTINUED)

           Investment Options (continued)

           Bond Fund
           The Bond Fund is invested primarily in bonds of U.S. Government and investment grade bonds of industrial, financial and utility corporations. "Investment Grade" is a term for securities of high quality that are rated BAA or better by Moody's Investor Service and BBB or better by Standard & Poor's Corporation. Substantially all of the Bond Fund investments were in the BGI "Government/Corporate Bond Index Fund" at June 30, 2000 and 1999, which is a common collective trust fund. As there is no market quotation available, fair value of the Bond Fund investments is based on the unit market value established by the investment manager. This unit value is calculated by dividing the net assets of the Bond Index Fund, stated at quoted market value, by the units outstanding.

           Cash Fund
           The Cash Fund investment objective is to preserve capital and earn a competitive day-to-day interest rate. It invests in high quality, short-term money market instruments whose maturities normally will not exceed one year and are, on average, less than three months.
           Investments may be made in U.S. Treasury or agency obligations; obligations issued by financial, industrial, public utility, or other companies; bankers' acceptances, bank certificates of deposit or time deposits; commercial paper; and other similar obligations. The majority of investments of the Cash Fund were in the BGI "Money Market Fund" at June 30, 2000 and 1999, which is a common collective trust fund.

           Loans to Participants
           The Plan also includes various terms and conditions under which a participating employee can obtain loans from the Plan. Participants may borrow up to 50% of their vested account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as a transfer to (from) the investment funds and from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1 percent over prime. Principal and interest are paid ratably through payroll deductions.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.         DESCRIPTION OF THE PLAN (CONTINUED)

           Payment of Benefits
           On termination of service due to death, disability or retirement, a participant may elect, in most circumstances, to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, and either monthly or annual installments over periods ranging from 5 to 20 years. For termination of service due to other reasons, a participant can only receive the value of the vested interest in his or her account as a lump- sum distribution.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
           The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. The accounting principles and practices which affect the more significant elements of the financial statements are:

           Investment Valuation
           Agway, Inc. preferred stock and AFC subordinated money market certificates and debentures are valued at par, which approximates fair value, since it has been the Sponsor's practice to repurchase outstanding securities at par whenever holders thereof elect to tender them for redemption prior to maturity. The Company is under no obligation to repurchase such debt when so presented and may stop or suspend this repurchase practice at any time. All Agway, Inc. securities are also purchased at par. All other Plan investments are held in bank commingled trust funds ("common collective trust funds"), shares of which are valued at the net asset value of shares held by the Plan at year-end as determined by the investment manager. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost.

           Income Recognition
           Interest income from investments is recognized as earned. Dividends are recorded on the ex- dividend date. The Plan presents in the statement of changes in net assets the net appreciation in interest in common collective trust funds which consists of current year realized and unrealized gains or losses.

           Trustee Fees, Administrative and Other Expenses
           Trustee fees, administrative expenses and all other expenses are recognized in the period incurred. The Plan incurred approximately $326 in 2000 and $385 in 1999 in administrative expenses paid to the Plan Sponsor during the year.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

           Use of Estimates
           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           Risks and Uncertainties
           The Plan provides for various investment options in any combination of three common collective trust funds (stock, bond or cash) or Company securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

3.         INVESTMENTS
           The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments as determined by estimated market price. Investments that represent 5 percent or more of the Plan's net assets are listed separately.

           INVESTMENTS AT ESTIMATED FAIR VALUE
                                                                                        2000                 1999
                                                                                   ---------------      --------------
           Stock Fund:
                BGI U.S. Equity Market Fund                                        $        84,311      $       79,991
           Company Security Fund:
              Agway, Inc., Preferred Securities:
                8% cumulative preferred stock - Series B                                    19,942              19,942
                7% cumulative preferred stock - Series C                                       457               3,157
                                                                                   ---------------      --------------
                                                                                            20,399              23,099
                AFC Subordinated Money Market Certificates                                  30,006              26,795
                AFC Subordinated Debentures                                                      0               1,580
           Bond Fund:
                BGI Government/Corporate Bond Index Fund                                     2,735               3,409
           Collective Cash Investment Funds                                                  3,905               3,065
           Loans to participants                                                             1,842               1,322
                                                                                   ---------------      --------------

           TOTAL INVESTMENTS AT FAIR VALUE                                         $       143,198      $      139,261
                                                                                   ===============      ==============

           During 2000 and 1999, the Plan's interest in common collective trust funds (including gains and losses on investments bought and sold, as well as held during the year) increased in value for the Plan years ended June 30 as follows:

                NET APPRECIATION IN INTEREST IN COMMON                                   2000                1999
                                                                                   ---------------      ---------------
                COLLECTIVE TRUST FUNDS:

                BGI U.S. Equity Market Fund                                        $         8,169      $        13,485
                BGI Government/Corporate Bond Index Fund                                       124                   88
                                                                                   ---------------      ---------------

                Total                                                              $         8,293      $        13,573
                                                                                   ===============      ===============

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

4.         PLAN TRUSTEE
           The cash and investments of the Plan are held by Boston Safe Deposit and Trust Company (the "Trustee") under a trust agreement dated April 1, 1995. In general, the duties of the Trustee include: (1) holding assets and collecting income therefrom; (2) investing the assets of the Plan as directed by EBPIC or the appointed investment manager;
           (3) selling or exchanging the assets of the Plan; and (4) paying benefits to participants in the Plan on the written order of the Employee Benefit Plans Administration Committee ("EBPAC"), which is appointed by the Board of Directors of the Sponsor. The investment of assets in the Stock Fund, Bond Fund and Cash Fund are directed by an investment manager, Barclays Global Investors, N.A., San Francisco, California.

5.         PLAN TERMINATION
           The Sponsor may amend or terminate the Plan. Although the Sponsor has not expressed any intent to do so, in the event the Plan is terminated or employer contributions are discontinued, all of the assets of the Plan shall be used for the benefit of participants and beneficiaries under the Plan.

6.         FEDERAL INCOME TAX STATUS
           A favorable determination letter dated April 17, 2000, was issued by the IRS on behalf of the Plan which stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

7.  ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                  June 30, 2000
                                  -------------
                                                                  Participant        Non-Participant
                                                                 Directed Funds          Directed                Total
                                                              ------------------     ----------------       ---------------
Investments                                                   $         126,995      $         16,546       $       143,541
Accrued income                                                            1,394                   636                 2,030
Contributions receivable, employer                                            0                 1,049                 1,049
                                                              ------------------     ----------------       ---------------

TOTAL ASSETS                                                            128,389                18,231               146,620

Accrued liabilities                                                        (126)                   (5)                 (131)
                                                              ------------------     ----------------       ---------------

NET ASSETS
AVAILABLE
FOR BENEFITS                                                  $         128,263      $         18,226       $       146,489
                                                              ==================     ================       ===============

                                  June 30, 1999
                                  -------------

                                                                   Participant        Non-Participant
                                                                 Directed Funds           Directed               Total
                                                              ------------------     ----------------       ----------------
Investments                                                   $         122,995      $         16,266       $        139,261
Accrued income                                                            1,452                   640                  2,092
Contributions receivable, employer                                            0                 1,005                  1,005
                                                              ------------------     ----------------       ----------------

TOTAL ASSETS                                                            124,447                17,911                142,358

Accrued liabilities                                                        (174)                   (9)                  (183)
                                                              ------------------     ----------------       ----------------

NET ASSETS
AVAILABLE
FOR BENEFITS                                                  $         124,273      $         17,902       $        142,175
                                                              ==================     ================       ================


                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

8. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS

                        For the Year Ended June 30, 2000
                        --------------------------------

                                                              Participant         Non-Participant
                                                             Directed Funds         Directed                Total
                                                             --------------      ----------------     ----------------
Net increase of interest in collective
   investment funds                                          $        8,451      $             0      $         8,451
Interest income                                                       1,860                  822                2,682
Dividend income                                                       1,186                  564                1,750
                                                             --------------     ----------------      ---------------
                                                                     11,497                1,386               12,883
                                                             --------------     ----------------      ---------------
Contributions:
   Participants                                                       7,930                    0                7,930
   Agway Inc.                                                             0                1,575                1,575
                                                             --------------     ----------------      ---------------
                                                                      7,930                1,575                9,505
                                                             --------------     ----------------      ---------------

      Total additions                                                19,427                2,961               22.388
                                                             --------------     ----------------      ---------------

Deductions
   Benefit payments to participants                                  14,645                2,819               17,464
   Administrative expenses                                              546                   64                  610
                                                             --------------     ----------------      ---------------

      Total deductions                                               15,191                2,883               18,074
                                                             --------------     ----------------      ---------------

Net increase                                                          4,236                   78                4,314

Net assets available for benefits,
      beginning of year                                             124,849               17,326              142,175
                                                             --------------     ----------------      ---------------

      Net assets available for benefits,
           end of year                                       $      129,085     $         17,404      $       146,489
                                                             ==============     ================      ===============

                                      F-14

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

8. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS

                        For the Year Ended June 30, 1999
                        --------------------------------

                                                           Participant         Non-Participant
                                                          Directed Funds           Directed              Total
                                                         ---------------      -----------------      ---------------
Net increase of interest in collective
   investment funds                                      $        13,679      $             0        $        13,679
Interest income                                                    1,727                  722                  2,449
Dividend income                                                    1,293                  581                  1,874
                                                         ---------------      -----------------      ---------------
                                                                  16,699                1,303                 18,002
                                                         ---------------      -----------------      ---------------
Contributions:
   Participants                                                    9,371                    0                  9,371
   Agway Inc.                                                          0                1,498                  1,498
                                                         ---------------      -----------------      ---------------
                                                                   9,371                1,498                 10,869
                                                         ---------------      -----------------      ---------------

      Total additions                                             26,070                2,801                 28.871
                                                         ---------------      -----------------      ---------------

Deductions
   Benefit payments to participants                               14,230                2,063                 16,293
   Administrative expenses                                           421                   60                    481
                                                         ---------------      -----------------      ---------------

      Total deductions                                            14,651                2,123                 16,774
                                                         ---------------      -----------------      ---------------

Net increase                                                      11,419                  678                 12,097

Net assets available for benefits,
      beginning of year                                          113,430               16,648                130,078
                                                         ---------------      -----------------      ---------------

      Net assets available for benefits,
           end of year                                   $       124,849      $        17,326        $       142,175
                                                         ===============      =================      ===============

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

9.         SUBSEQUENT EVENT - PLAN AMENDMENT
           The Plan was amended with an effective date of July 1, 2000. The following items represent changes to the Plan as a result of the amendments. In addition, other miscellaneous items were amended as part of this change.

        - The name of the Plan shall be changed to the "Agway, Inc. Employees' 401(k) Thrift Investment Plan."

        - The investment options have been expanded from 4 to 8 by adding the following new options:

                -    Aggressive Growth Multi-Asset Fund
                -    Conservative Growth Multi-Asset Fund
                -    International Stock Fund
                -    U.S. Small Cap Stock Fund

        - The Stock Fund investment option shall be changed to the "U.S. Broad Market Stock Fund."

        - Participants may be allowed a maximum of two "general purpose loans" and one "home loan" outstanding at any time. Previously only one general purpose and one home loan could be outstanding at any time.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
 SCHEDULE H, FORM IV, LINE (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               as of June 30, 2000
                             (Thousands of Dollars)

         Col. A                                Col. B                   Col. C                Col. D
         -------                               ------                   ------                ------
                                           Balance Held at
                                           Close of Period
                                          (Number of Shares                                 Market Value
      Name of Issuer                     or Principal Amount            Cost of            of Each Item at
    and Title of Issue                    of Bonds and Notes)          Each Item           Close of Period
-------------------------------          -------------------        ---------------        ---------------
Stock Fund:
   BGI U.S. Equity Market Fund                     2,572,038        $        68,960        $        84,311
Company Security Fund:
   Agway, Inc.:
      8% cumulative preferred
        stock - Series B                             199,420                 19,942                 19,942
      7% cumulative preferred
        stock - Series C                               4,570                    457                    457
    Agway Financial Corporation:
      8% subordinated money
        market certificates,
        due October 31, 2006             $             7,782                  7,782                  7,782
      9% subordinated money
        market certificates,
        due October 31, 2000                           3,531                  3,531                  3,531
      8% subordinated money
        market certificates,
        due October 31, 2002                           2,438                  2,438                  2,438
      7-1/2% subordinated money
        market certificates,
        due October 31, 2002                           2,077                  2,077                  2,077
      8-1/2% subordinated money
        market certificates,
        due October 31, 2001                           3,951                  3,951                  3,951
      7-1/2% subordinated money
        market certificates
        due October 1, 2014                            3,000                  3,000                  3,000
      8-1/2% subordinated money
        market certificates,
        due October 31, 2003                           5,359                  5,359                  5,359
      8% subordinated money
        market certificates,
        due October 31, 2005                           1,868                  1,868                  1,868
                                                                    ---------------        ---------------
           Total Company Security Fund                              $        50,405        $        50,405
                                                                    ---------------        ---------------

                                      S-1.1

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
 SCHEDULE H, FORM IV, LINE (i)- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
                                    Continued
                               as of June 30, 2000
                             (Thousands of Dollars)

         Col. A                                Col. B                   Col. C                Col. D
         -------                               ------                   ------                ------
                                           Balance Held at
                                           Close of Period
                                          (Number of Shares                                 Market Value
      Name of Issuer                     or Principal Amount            Cost of            of Each Item at
    and Title of Issue                    of Bonds and Notes)          Each Item           Close of Period
-------------------------------          -------------------        ---------------        ---------------
Bond Fund
   BGI Government/Corporate
      Bond Index Fund                               229,037         $         2,636        $         2,735


Cash Fund:
   WFB Money Market Fund                 $            2,825                   2,825                  2,825
   TBC Inc. Pooled Employee Funds                     1,080                   1,080                  1,080
                                                                    ----------------       ----------------
                                                                              3,905                  3,905

Loans to Participants:
   Participant Notes                     $            1,842                   1,842                  1,842
                                                                    ----------------       ----------------

        TOTAL INVESTMENTS                                           $       127,748        $       143,198
                                                                    ================       ================







                                      S-1.2

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
       SCHEDULE H, FORM IV, LINE (j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                        for the year ended June 30, 2000
                             (Thousands of Dollars)

                                                                                    Current Value
                                                                                    of Investment
                                              Purchase             Selling          on Transaction           Net
                                                Price               Price                Date             Gain(Loss)
                                          ----------------      ---------------    -----------------     ------------
SINGLE SECURITY TRANSACTIONS IN
EXCESS OF 5% OF MARKET VALUE                         None


SERIES OF SECURITY TRANSACTIONS
IN EXCESS OF 5% OF MARKET VALUE

7.5% subordinated money market
      certificates                        $        10,900       $            0     $         10,900      $          0

7.5% subordinated money market
      certificates                                      0                7,900                7,900                 0

TBC Inc. Pooled Employee Fund                      32,306                    0               32,306                 0

TBC Inc. Pooled Employee Fund                           0               32,318               32,318                 0

BGI US Equity Market Fund                           6,777                    0                6,777                 0

BGI US Equity Market Fund                               0               10,617                9,184             1,433









                                      S-2.1